Exhibit 99.1

GERDAU AMERISTEEL ANNOUNCES AGREEMENTS TO ACQUIRE

NORTH STAR STEEL ASSETS

Toronto, ON, September 9, 2004 - Gerdau Ameristeel Corporation (TSX: GNA.TO) today announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., has entered into definitive agreements with Cargill, Incorporated and certain of its subsidiaries to purchase the fixed assets and working capital of four long steel product minimills in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; three wire rod processing facilities in Beaumont, Texas; Carrollton, Texas; and Memphis, Tennessee; and a grinding ball facility in Duluth, Minnesota. The integration of these operations will provide Gerdau Ameristeel’s customers with expanded geographical coverage and a broader range of products.

The purchase price for the acquired assets is $266 million in cash subject to adjustment for working capital fluctuations prior to the closing date. The agreement includes the assumption by Gerdau Ameristeel at the closing of substantially all of the liabilities of the businesses being acquired, including specific contractual obligations and selected employee liabilities. Gerdau Ameristeel has available cash and existing credit facilities that are sufficient to finance the transaction. Subject to satisfactory completion of anti-trust and other regulatory reviews, the transaction is expected to close before the end of 2004.

The four North Star Steel minimills have an annual production capacity of approximately two million tons of long steel products, principally merchant bars, special bar quality steel, light structural shapes, reinforcing bar and wire rod. Customers include steel service centers, original equipment manufacturers and steel fabricators. The four downstream product manufacturing facilities have an annual production capacity of approximately 300,000 tons. The wire rod processing facilities produce reinforcing wire mesh, chain link fencing and industrial wire. The grinding ball facility produces grinding balls for crushing and processing of minerals in various mining industries.

Phillip Casey, president and CEO of Gerdau Ameristeel commented: “This transaction combines the professional talents and solid reputations of two exceptional organizations. The consolidation of the North Star team with Gerdau Ameristeel is a dynamic step in the continuing revitalization of the North American steel industry. This combination will provide new opportunities for the employees, customers and associated stakeholders of both companies.”

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.4 million tons of mill finished steel product. Through its vertically integrated network of 11 minimills (including one 50% owned minimill), 13 scrap recycling facilities and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.

For more information please contact:

Tom J. Landa

Vice President and Chief Financial Officer

Gerdau Ameristeel

(813) 207-2300

tlanda@gerdauameristeel.com

David Feider

Director of Media Relations

Cargill

(952) 742-6910

david_feider@cargill.com